Exhibit 21

Subsidiaries of the Registrant

State or Country
Name of Subsidiary	of Organization

Syncor Management Corporation	Delaware
Comprehensive Medical Imaging, Inc.	Delaware
Comprehensive Medical Imaging Centers, Inc.	Delaware
Syncor Overseas Ltd.	British Virgin Islands